FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

                           HSBC TRINKAUS & BURKHARDT
                           THIRD QUARTER 2006 RESULTS

   -Operating profit up 57.2 per cent to EUR137.4 million in the first nine months of 2006, matching the full year 2005 level.

   -Profit after tax up 13.2 per cent to EUR90.0 million.

   -Interest income increased by 20.9 per cent to EUR69.5 million during the first nine months of 2006.

   -Fees and commissions income grew by 8.9 per cent to EUR212.7 million.

   - Return on equity before tax of 28.8 per cent during the first three quarters, compared with 25.4 per cent for the same period last year.

   -Cost:income ratio improved to 61.8 per cent during the first nine months of 2006, compared with 63.7 per cent during the same period last year.

HSBC Trinkaus & Burkhardt AG showed a significant increase in operating profit, growing by EUR50.0 million during the first nine months of 2006 and reaching 2005 full year operating profit levels. Growth in profit after tax was moderate as there were no significant one-off effects in the first nine months of 2006, compared to 2005. Profit after tax increased 13.2 per cent, to EUR90.0 million from EUR79.5 million for the same period last year. Return on equity increased to 28.8 per cent from 25.4 per cent in the corresponding period in 2005.

Trading and Institutional Customers divisions showed strong improvement. The Institutional Customers division managed to further increase its revenues compared to the previous year despite deteriorating market conditions during the summer. The division contributed EUR45.0 million in operating profit, the highest contribution of any segment. The strong contribution was primarily due to the highly successful asset management business.

During the first nine months of the year, corporate and commercial banking and private banking businesses were also able to significantly increase revenues. The increase in trading revenues was particularly strong due to the firm growth of the equities and equity derivatives business.

Components of operating profit reflected an overall positive performance during the first three quarters of 2006. Interest income rose by 20.9 per cent to EUR69.5 million during the nine month period.

Fee income, the most important performance indicator of the bank, showed an increase of 8.9 per cent to EUR212.7 million. Fee income from foreign exchange and derivatives increased significantly. Fee income from structuring and issuance businesses also increased due to placement of a structured mezzanine issue for medium-sized businesses (H.E.A.T Mezzanine 2006).

Trading profits recorded the biggest increase, growing by 69.8 per cent to EUR81.0 million from EUR47.7 million in the corresponding period last year. The highest share of trading profits came from equities and equity/index derivatives activities, contributing EUR62.4 million, largely driven by the HSBC Trinkaus Investment Products proposition. Interest trading was able to increase profits by 58.8 per cent to EUR12.7 million during the first nine months of 2006.

Higher provisions for performance-related remuneration, increased costs for information technology and higher staff expenses due to increased staff levels led to an increase in administrative expenses of 7.8 per cent to EUR229.5 million. The strong increase in revenues contributed to an improved cost:income ratio of 61.8 per cent during the first three quarters of 2006, from 63.7 per cent for the same period in 2005.

The management board does not expect fourth quarter results to benefit from extraordinary gains from disposals as it had in 2005. However, it does expect operating profit for the full year to increase significantly based on continued stable revenues. Since the change in HSBC Trinkaus & Burkhardt's legal structure to a stock corporation in July 2006, the board has intensified its successful strategy of combining the strengths of the customer-oriented private bank with the HSBC Group's network and product capabilities.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 November, 2006